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RECEIVED
MAR 0 2 2005
WASH. D.C. 202

SEC FILE NUMBER
8- 41367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

du Pasquier & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza
                                            (No. and Street)

New York   NY   10004
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Moran   (212) 898-7500
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shulman, Cohen, Furst & Co., P.C.
                    (Name — if individual, state last, first, middle name)

45 West 45th Street   New York   NY   10036
    (Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY
MAR 3 1 2005
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)



AFFIRMATION

I, CHRISTOPHER J. MORAN, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to du Pasquier & Co., Inc. for the year ended December 31, 2004, are true and correct.

_____   _____
Signature   Date

_____
Title

_____
Notary Public

SCF&CO PC

du Pasquier & Co., Inc.
(S.E.C. I.D. NO. 8-41367)



STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

****

This report is filed as a PUBLIC DOCUMENT in accordance with Rule 17a-5(e) (3)

SHULMAN, COHEN, FURST & CO. P.C.
CERTIFIED PUBLIC ACCOUNTANTS

45 WEST 45TH STREET NEW YORK, N.Y. 10036
212 682 6660   FAX 212 370 7818

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
du Pasquier & Co., Inc.

We have audited the accompanying statement of financial condition of du Pasquier & Co., Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Shulman, Cohen, Furst & Co., P.C.

February 25, 2005

du PASQUIER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS:

Cash and cash equivalents	$ 1,422,747
Receivable from clearing broker	418,840
Miscellaneous receivable	29,751
Prepaid expenses	29,782
Property and equipment - net of accumulated depreciation and amortization of $69,407	0
Other investments	61,200
Other	138,164
TOTAL ASSETS	$ 2,100,484

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued compensation payable	$ 107,215
Accounts payable and other liabilities	77,520
Total liabilities	184,735

Commitments and contingencies (see notes)

Stockholder's equity:

Common stock, no par value; 200 shares authorized; 15 shares issued and outstanding	100,000
Unrealized loss on other investments	(26,500)
Retained earnings	1,842,249
Total stockholder's equity	1,915,749
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,100,484

See notes to financial statements

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

du Pasquier & Co., Inc. (the "Company"), is a New York corporation engaged in the securities industry as a broker-dealer.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included therein.

The Company generates its revenues principally by providing securities trading and brokerage services for which its revenues are transaction based. As a result the Company's revenues could vary based on the performance of the financial markets.

Agency transactions are cleared through Fiserv Securities, Inc. ("FISERV") and are recorded at settlement when commission revenues and expenses also are recorded. Securities transactions for the Company's own account are recorded on trade date. The Company believes that its use of settlement date for agency transactions (as compared to trade date) does not have a material effect on its financial position, results of operations, or net capital computation.

Cash and cash equivalents include investments in money market funds.

At December 31, 2004, the Company has cash balances in excess of federally insured limits with various banks and money market funds. The excess concentration is $1,379,372.

Property and equipment are stated at cost. Depreciation is provided for using the straight-line and accelerated method based upon the estimated useful lives of the respective assets. Maintenance, repairs and minor renewals are charged to income as incurred, whereas the costs of significant betterments are capitalized. Upon sale or retirement of such assets, the related cost and accumulated depreciation are eliminated from the accounts and gains or losses are reflected in income.

As of August 1, 1999 the company elected the status of a small business corporation (Subchapter S). For federal income tax purposes, income is taxed directly to the shareholders. The provision for income taxes includes taxes owed to New York State and New York City.

2.   OTHER INVESTMENTS

The Company owns 6,000 shares of NASDAQ common stock which had a fair market value of $61,200 and a cost of $78,000. The Company owns 900 warrants which had a fair maket value of $0 and a cost of $9,700. The unrealized loss in other investments at December 31, 2004 was $26,500. Both of these investments are held at Fiserv Securities, Inc.

du PASQUIER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Leasehold improvements	$ 17,968
Computer equipment	3,257
Computer software	35,875
Office equipment	12,307
	69,407
Accumulated depreciation	69,407
Property and equipment – net	$ 0

Depreciation expense for the year ended December 31, 2004 was $3,257.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company h ad net capital of $1,498,508, w hich w as $1,398,508 in e xcess of its required net capital of $100,000. The Company's net capital ratio was 0.12 to 1.

5. PENSION PLAN

The Company has established a Simplified Employee Plan Individual Retirement Account Pension Plan (SEP IRA). The plan covers salaried employees, with the exception of part-time, hourly paid workers. For the year ended December 31, 2004, pension expense was $0. In addition, the Company has a Salary Reduction Simplified Employee Plan (SAR SEP). Contributions to the SEP IRA, and the salary reduction, on a combined basis, will not exceed the maximum amount allowed under IRS regulations.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company occupies office space in Paris, France, under a lease expiring September 30, 2007. The approximate annual rental is 35,675 Euross (minimum annual rent of $49,000, at December 31, 2004 conversion rate) per annum. The lease provides for escalation attributable to certain costs incurred by the lessor. Rent expense for the year ended December 31, 2004 was $75,625.

The Company occupies office space in New York, New York, under a lease expiring December 31, 2005, the approximate rental is $203,000 per annum.

The Company uses FISERV to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenues basis for securities transactions and interest on balances owed to FISERV. At times, the Company has significant money balances on deposit with FISERV.

du PASQUIER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to FISERV on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of FISERV. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify FISERV for losses, if any, which FISERV may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and FISERV monitor collateral on the securities transactions introduced by the Company.

8. LITIGATION

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's financial statements.

To the Officers and Directors of
du Pasquier & Co., Inc.
One Battery Park Plaza
New York, N.Y. 10004

In planning and performing our audit of the statement of financial condition of du Pasquier & Co., Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following;

1.   Making quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Respectfully submitted

Shulman, Cohen, Furst & Co. PC
New York, New York
February 25, 2005